Exhibit (a)(1)(B)

EMAILS TO ALL ELIGIBLE PARTICIPANTS

From:	Gene Austin

To:	All Eligible Option Holders

Date:	July 5, 2016

Subject:	LAUNCH OF STOCK OPTION EXCHANGE PROGRAM

I am pleased to announce that today, Bazaarvoice, Inc. (“Bazaarvoice”) launched a voluntary, one-time stock option exchange offer to allow eligible participants who received certain stock option grants the opportunity to exchange those options for a lesser number of new stock options subject to a new vesting schedule (the “offer”). Options eligible to be exchanged include only those options granted under our 2012 Equity Incentive Plan or 2005 Stock Plan with an exercise price per share greater than or equal to $6.11 that remain unexercised as of the expiration of this offer. You are an eligible participant if you are an employee of Bazaarvoice or any subsidiary or successor (but excluding any of our executive officers or members of our board of directors) that resides in the U.S. or the United Kingdom as of the start of the offer and remains an employee of Bazaarvoice resident in the U.S. or United Kingdom through the expiration of the offer and the new option grant date.

This offer currently is scheduled to expire on August 2, 2016, at 11:00 p.m., Central Time and new options are scheduled to be granted on the same day.

If you are eligible to participate in the offer, you will receive an e-mail from optionexchange@bazaarvoice.com today with a personalized password that can be used to access the offer website (see below for further log in instructions). Upon receipt, you can log in to the offer website at www.equitytool.com/ispadvisors/bazaarvoice to review the grant information available on the offer website, including your eligible option grants, the grant date of your eligible options, the number of your eligible options that are vested and unvested, the exercise price of your eligible options and the number of outstanding shares subject to your eligible options.

If you would like to participate in the offer and wish to make your election online via the offer website (our preferred method), please do the following:

1. To access the offer website, go to www.equitytool.com/ispadvisors/bazaarvoice. To log into the site, enter your Bazaarvoice email address and the password that you will receive in the e-mail from optionexchange@bazaarvoice.com and select the “Login” button. You will then be asked to create a permanent password. If you do not know your password, you may follow the link at the bottom of the login page or contact us at optionexchange@bazaarvoice.com.

2. You will be directed to the Stock Option Exchange Offer welcome page, where you may access the various documents relating to the offer.

3. Click on the “My Grants” button at the top of the welcome page, where you can view your eligible options and access the option exchange analysis tool, which will enable you to enter hypothetical future stock prices and see the stock price’s effect on the potential future values of your eligible options or new options.

4. To make your election, indicate the eligible options that you would like to exchange by selecting “Exchange” or “Do Not Exchange” next to the eligible option grants.

5. Click on the “Submit” button to finalize your election.

6. After you submit your election, you will be directed to the “Election Confirmation Statement” page. Print and save a copy of the confirmation for your records.

Your election must be received by Talon (the third party we have engaged to assist with the implementation of the offer) on or before the expiration date, currently expected to be 11:00 p.m., Central Time, on August 2, 2016.

Although we encourage you to submit your election electronically via the offer website, if you are unable to do so or if you choose not to utilize the offer website acceptance process, you may submit your election by sending your acceptance by facsimile or e-mail by using the fax number or e-mail address provided below. You do not need to submit an election by facsimile or e-mail if you accept the offer via the offer website.

If you would like to participate in the offer and wish to make your election via fax or e-mail, simply:

1. Properly complete and sign the attached election form.

2. Deliver the completed and signed election form via facsimile or e-mail (via PDF or similar imaged document file) to:

Kin Gill, Chief Legal Officer, General Counsel and Secretary

Bazaarvoice, Inc.

Fax: 512-853-2182

E-mail: optionexchange@bazaarvoice.com

If you choose to participate in the offer, you will need to deliver a completed election via the offer website (our preferred method) or via fax or e-mail, no later than 11:00 p.m., Central Time, on August 2, 2016 (unless the offer is extended).

To help explain the offer and to answer any questions you may have, an employee meeting will be held on the following dates at the listed locations:

•	[DATE], at [TIME AND LOCATION]

•	[DATE], at [TIME AND LOCATION]

If you cannot attend in person, you may attend via teleconference at:

•	[LOCATION] [DIAL-IN]

We know that the materials describing the offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the offer. We believe this offer potentially is very important to you and recommend that you take the time to study the materials, ask questions if needed and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate in the offer and you will retain your current options under their current terms and conditions. If, after reviewing the materials, you still have questions about the offer, please contact Kin Gill, Chief Legal Officer, General Counsel and Secretary at optionexchange@bazaarvoice.com with any questions.

Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.

If we have not received your properly completed, signed (electronically or otherwise) and dated election before the offer expires, you will have rejected this offer and you will keep your current options.

Thank you,

Gene Austin

Chief Executive Officer

Attachments:

Offer to Exchange Certain Outstanding Options for New Options

Election Form

Withdrawal Form

From: optionexchange@bazaarvoice.com

To: All Eligible Option Holders

Subject: Bazaarvoice Stock Option Exchange Program Information

Date: July 5, 2016

CONFIDENTIAL

As announced by Gene Austin, Bazaarvoice is offering you a one-time opportunity to voluntarily exchange some or all of your outstanding eligible options for a lesser number of new options, subject to a new vesting schedule (referred to as the “offer”).

If you choose not to participate, you do not need to take any action and you will keep your outstanding eligible stock options with their current terms and conditions.

To help you decide whether to participate in the offer, please review the offer documents that have been provided to you or that are available via the offer website. In order to log in to the offer website, a password has been assigned to you and is listed below. Your login ID is your Bazaarvoice email address.

Offer website address: www.equitytool.com/ispadvisors/bazaarvoice

Your password is: [XXXXXXXXX]

If you decide to participate in the offer, you must complete and submit an online election or submit your hard copy election form to Bazaarvoice via fax or e-mail before the offer expires. The offer currently is scheduled to expire on August 2, 2016, at 11:00 p.m., Central Time.

If you have questions about this offer, please contact Kin Gill, Chief Legal Officer, General Counsel and Secretary at optionexchange@bazaarvoice.com. Please do not reply to this e-mail message.

This offer expires at 11:00 p.m., Central Time on August 2, 2016